UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                           Formula Systems (1985) Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   346414 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



 ------------------------------------------------------------------------------

 Gillon Beck                  Dan Goldstein                Adam M. Klein, Adv.
 FIMGold, Limited Partnership Formula Systems (1985) Ltd.  Goldfarb, Levy, Eran & Co.
 c/o FIMI 2001 Ltd.           3 Abba Eban Boulevard        Europe Israel Tower
 "Rubinstein House"           Herzlia, Israel              2 Weizmann Street
 37 Petach Tikva Road         +972-9-959-8800              Tel Aviv, Israel
 Tel Aviv, Israel                                          +972-3-608-9999
 +972-3-565-2244




 ----------------------------------------- -------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                  March 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
1.         Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

           Dan Goldstein

---------- ---------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
3.          SEC Use only


---------- ----------------------------------- ---------------------------------
4.          Source of funds (See Instructions)           PF

---------- ----------------------------------- ---------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
6.          Citizenship or Place of Organization      Israel

----------------- ----- -------------------- -----------------------------------
Number of             7.   Sole Voting Power             0
Shares
Beneficially          8.   Shared Voting Power       4,400,000
Owned by Each
Reporting             9.   Sole Dispositive Power       0
Person With:
                     10.   Shared Dispositive Power  4,400,000
----------------- ----- -------------------- -----------------------------------
11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                         4,400,000

---------- ------------------------------------------------------------------ --
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 12.
---------- ------------------------------------------------------ --------------
13.        Percent of Class Represented by Amount in Row (11)     33.3%

---------- ---------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

                    IN

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
1.           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only)

                    Ildani Holdings Ltd.
---------- ---------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
3.           SEC Use only


---------- ----------------------------------- ---------------------------------
4.           Source of funds (See Instructions)           AF

---------- ----------------------------------- ---------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
6.          Citizenship or Place of Organization            Israel



----------------- ----- -------------------- -----------------------------------
Number of              7.   Sole Voting Power                  0
Shares
Beneficially           8.   Shared Voting Power        4,400,000
Owned by Each
Reporting              9.   Sole Dispositive Power             0
Person With:
                      10.   Shared Dispositive Power   4,400,000


----------------- ----- ---------------------------- ---------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,400,000
---------- ------------------------------------------------------------------ --
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
---------- ------------------------------------------------------------------ --
13.       Percent of Class Represented by Amount in Row (11)         33.3%

---------- ------------------------------------------------------ --------------
14.       Type of Reporting Person (See Instructions)

                    CO

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
1.           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only)
             FIMI Opportunity Fund, L.P.

---------- ---------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
3.           SEC Use only


---------- ----------------------------------- ---------------------------------
4.           Source of funds (See Instructions)           AF

---------- ----------------------------------- ---------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
6.          Citizenship or Place of Organization            Delaware



----------------- ----- -------------------- -----------------------------------
Number of              7.   Sole Voting Power                  0
Shares
Beneficially           8.   Shared Voting Power        4,400,000
Owned by Each
Reporting              9.   Sole Dispositive Power             0
Person With:
                      10.   Shared Dispositive Power   4,400,000


----------------- ----- ---------------------------- ---------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,400,000
---------- ------------------------------------------------------------------ --
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
---------- ------------------------------------------------------------------ --
13.       Percent of Class Represented by Amount in Row (11)         33.3%


--------------------------------------------------------------------------------

14.       Type of Reporting Person (See Instructions)
          PN

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
1.           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only)

                    FIMI 2001 Ltd.
---------- ---------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
3.           SEC Use only


---------- ----------------------------------- ---------------------------------
4.           Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
6.          Citizenship or Place of Organization            Israel



----------------- ----- -------------------- -----------------------------------
Number of              7.   Sole Voting Power                  0
Shares
Beneficially           8.   Shared Voting Power        4,400,000
Owned by Each
Reporting              9.   Sole Dispositive Power             0
Person With:
                      10.   Shared Dispositive Power   4,400,000


----------------- ----- ---------------------------- ---------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,400,000
---------- ------------------------------------------------------------------ --
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
---------- ------------------------------------------------------------------ --
13.       Percent of Class Represented by Amount in Row (11)         33.3%



--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          CO

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
1.           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only)

                    FIMGold, Limited Partnership
---------- ---------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
3.           SEC Use only


---------- ----------------------------------- ---------------------------------
4.           Source of funds (See Instructions)           AF, BK

---------- ----------------------------------- ---------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
6.          Citizenship or Place of Organization            Israel



----------------- ----- -------------------- -----------------------------------
Number of              7.   Sole Voting Power                  0
Shares
Beneficially           8.   Shared Voting Power        4,400,000
Owned by Each
Reporting              9.   Sole Dispositive Power             0
Person With:
                      10.   Shared Dispositive Power   4,400,000


----------------- ----- ---------------------------- ---------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,400,000
---------- ------------------------------------------------------------------ --
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
---------- ------------------------------------------------------------------ --
13.       Percent of Class Represented by Amount in Row (11)         33.3%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
          PN

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
1.           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only)

                    FIMGold Ltd.
---------- ---------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
3.           SEC Use only


---------- ----------------------------------- ---------------------------------
4.           Source of funds (See Instructions)           AF

---------- ----------------------------------- ---------------------------------
5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
6.          Citizenship or Place of Organization            Israel



----------------- ----- -------------------- -----------------------------------
Number of              7.   Sole Voting Power                  0
Shares
Beneficially           8.   Shared Voting Power        4,400,000
Owned by Each
Reporting              9.   Sole Dispositive Power             0
Person With:
                      10.   Shared Dispositive Power   4,400,000


----------------- ----- ---------------------------- ---------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,400,000
---------- ------------------------------------------------------------------ --
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
---------- ------------------------------------------------------------------ --
13.       Percent of Class Represented by Amount in Row (11)         33.3%


--------------------------------------------------------------------------------

14.       Type of Reporting Person (See Instructions)
          CO

Explanatory note: This Schedule 13D constitutes amendment no. 3 to the Schedule 13D filed by Dan Goldstein and the initial filing of the other Reporting Persons. This Schedule 13D amends and restates the Schedule 13D of Dan Goldstein in its entirety.

Item 1.           Security and Issuer.
------            -------------------

          This Schedule 13D relates to the Ordinary Shares, par value NIS 1.00 per share (the "Shares"), of Formula Systems (1985) Ltd., an Israeli company (the "Company"). The Company's principal executive offices are located at 3 Abba Eban Boulevard, Herzlia 46725, Israel.

Item 2.           Identity and Background.
------            -----------------------

         This Schedule 13D is filed jointly by the following persons (each, a "Reporting Person", and collectively, the "Reporting Person"):

1. Dan Goldstein, an Israeli citizen ("Mr. Goldstein"). Mr. Goldstein is the Chairman of the Board and Chief Executive Officer of the Company.
    His business address is c/o Formula Systems (1985) Ltd., 3 Abba Eban Boulevard, Herzlia 46725, Israel.

2.  Ildani Holdings Ltd., an Israeli holding company wholly owned by Mr.
    Goldstein ("Ildani").   Its principal office is located at c/o Formula
    Systems (1985) Ltd., 3 Abba Eban Boulevard, Herzlia 46725, Israel. Mr. Goldstein is also the sole director and officer of Ildani.

3. FIMI Opportunity Fund, L.P., a Delaware limited partnership ("FIMI"), is an investment fund. Its principal office is located at c/o FIMI 2001 Ltd., "Rubinstein House", 37 Petach Tikva Road, Tel Aviv, Israel.

4. FIMI 2001 Ltd., an Israeli company, is the managing general partner of FIMI. Its principal office is located at "Rubinstein House", 37 Petach Tikva Road, Tel Aviv, Israel.

5. FIMGold, Limited Partnership, an Israeli limited partnership ("FIMGold LP"). Its principal office is located at c/o FIMI 2001 Ltd., "Rubinstein House", 37 Petach Tikva Road, Tel Aviv, Israel.

6. FIMGold Ltd., an Israeli company, which is owned 50% by each of Ildani and FIMI. FIMGold Ltd. is the general partner of FIMGold LP.

         The name, business or residential address, citizenship, principal occupation or employment and name, address and principal business of the employer of each controlling person, executive officer and director of each of FIMI 2001 Ltd. and FIMGold Ltd. are set forth in Appendix A and Appendix B hereto, respectively.

         During the last five years, none of the Reporting Persons, nor any of the persons listed in Appendix A or B hereto, has been convicted in any criminal proceeding.

         During the last five years, none of the Reporting Persons, nor any of the persons listed in Appendix A or B hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

         On March 3, 2005, the Company issued and sold to FIMGold LP 2,400,000 Shares in a private placement for an aggregate purchase price of $36,000,000. Concurrently with the closing of the private placement, Mr. Goldstein sold all of his 2,000,000 Shares to FIMGold LP for an aggregate purchase price of $30,000,000. The purchase price per share of the Shares was $15.00, which was the approximate closing price per share of the Shares on the NASDAQ National Market and the Tel Aviv Stock Exchange on December 28, 2004, the date on which an agreement in principal was reached. In addition, Mr. Goldstein concurrently sold to FIMGold LP all of his 15,500,000 ordinary shares in Formula Vision Technologies (F.V.T.) Ltd. (the "FVT Shares"), a subsidiary of the Company traded on the Tel Aviv Stock Exchange, for an aggregate purchase price of $17,000,000.

         FIMGold LP financed such purchases of Shares as follows: (i) capital contributions in the aggregate amount of $17,000,000 by Ildani; (ii) capital contributions by affiliates of FIMI in the aggregate amount of $17,000,000; and
(iii) a loan in the amount of $49,000,000 from Israel Discount Bank Ltd. (the "Bank"). Of such loan amount, (i) $8,000,000 bears interest at LIBOR plus 2.5% per year and matures after one year and (ii) $41,000,000 bears interest at LIBOR plus 2.3% per year and matures as follows: $13,000,000 after four years and $28,000,000 after five years.

         As collateral for the loan, the Bank received, among other things, a first-priority pledge on 3,400,000 Shares and 12,000,000 FVT Shares held by FIMGold LP and a first-priority security interest in a bank account of FIMGold LP that contains, among other things, an additional 1,000,000 Shares and 3,500,000 FVT Shares.

         In connection with the loan, FIMGold LP granted the Bank an option to purchase up to 70,000 Shares at a price of $20.00 per share and an option to purchase up to 250,000 FVT Shares at a price of $1.097 per share. The options are exercisable until the earlier to occur of (i) the fifth anniversary of the closing date and (ii) the date on which all the Shares and FVT Shares purchased by FIMGold LP on the closing date are sold.

Item 4.           Purpose of Transaction.
------            ----------------------

         FIMGold LP acquired the Shares for investment purposes and intends to review its investment on a continual basis and take such actions as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, either acquiring or disposing of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Shares, the condition of the securities markets, the economic and political environment in Israel, general economic and industry conditions and other opportunities available to or matters affecting the Reporting Persons. Subject to applicable law, FIMGold LP plans to cause the Company to adopt a dividend policy to distribute annual cash dividends.

         Except as aforesaid, the Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         (a) - (b) FIMGold holds 4,400,000 Shares, which constitutes approximately 33.3% of the outstanding Shares, based on 13,200,000 outstanding Shares as of March 4, 2005. Each of the Reporting Persons may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to the Shareholders Agreement described in Item 6 below. However, Mr. Goldstein, Ildani, FIMI and FIMI 2001 Ltd. disclaim beneficial ownership from one-half of such Shares.

         (c) Except for the transactions described in Item 3 above, there were no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

         (d) Not applicable.

         (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.
------            --------------------------------------------------------------

         In connection with the transactions described in Item 3 above, FIMI and Ildani entered into a Shareholders Agreement with respect to FIMGold Ltd., the general partner of FIMGold LP (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, each party has the right to designate one-half of the members of the board of directors of FIMGold Ltd. and each resolution of the board of directors requires the approval of at least one member designated by each party, including resolutions relating to selling, acquiring and voting Shares held by FIMGold LP. Notwithstanding the foregoing, the Shareholders Agreement provides that each party has the right to cause the sale of up to an aggregate of 20% of the Shares held by FIMGold LP without the consent of the other party. Pursuant to the Shareholders Agreement, the Shares held by FIMGold LP will be voted for the election of two nominees of each party to the board of directors of the Company. In addition, the Company granted registration rights to FIMGold LP in respect of its Shares, on customary terms and conditions.

Item 7.           Materials to be Filed as Exhibits.
------            ---------------------------------

         1. Shareholders Agreement of FIMGold Ltd., dated as of February 16, 2005, between FIMI and Ildani.

         2. Summary of the main terms of the loans granted to FIMGold LP by Israel Discount Bank Ltd. pursuant to Hebrew agreements, dated March 3, 2005, between FIMGold LP and Israel Discount Bank Ltd.

         3.   Joint filing agreement.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, each of the signatories with respect to itself certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2005

                                FIMGOLD, LIMITED PARTNERSHIP
                                By: FIMGOLD LTD.
                                Its General Partner

                                By: /s/_Ishay Davidi
                                   -----------------

                                Ishay Davidi
                                Director


                                By: /s/_Dan Goldstein
                                    ------------------

                                Dan Goldstein
                                Director

                                FIMI OPPORTUNITY FUND, L.P.
                                By: FIMI 2001 LTD.
                                Its General Partner


                                By: /s/_Ishay Davidi
                                   ----------------

                                Ishay Davidi
                                Chief Executive Officer

                                FIMI 2001 LTD.


                                By: /s/_Ishay Davidi
                                    ---------------------

                                Ishay Davidi
                                Chief Executive Officer

                                ILDANI HOLDINGS LTD.


                                By: /s/_Dan Goldstein
                                   --------------------

                                Dan Goldstein
                                Chief Executive Officer



                                By: /s/_Dan Goldstein
                                   ---------------------

                                Dan Goldstein

                                   APPENDIX A

     Directors and Executive Officers of FIMI 2001 Ltd. The name, business or residence address, principal occupation and name, address and business of employer of each controlling shareholder, executive officer and director of FIMI 2001 Ltd. are set forth below. Unless otherwise noted, the business address of each is c/o FIMI 2001 Ltd., "Rubinstein House", 37 Petach Tikva Road, Tel Aviv, Israel.


--------------------------- --------------------- ------------------------- ---------------------------------------------------
        Name & Address             Citizenship         Position with FIMI                Current Principal Occupation
                                    2001 Ltd.

--------------------------- --------------------- ------------------------- ---------------------------------------------------

          Alex Berman                 U.S.                  Director        Associate Director, Babson Capital Management
                                                                            LLC,  an entrepreneurial capital management firm,
                                                                            a subsidiary of Massachusetts Mutual Life
                                                                            Insurance Company.
                                                                            Address:
                                                                            One Memorial Drive
                                                                            Cambridge, MA 02142

--------------------------- --------------------- ------------------------- ---------------------------------------------------
        Marshal Butler                U.S.                  Director        Private Investor.
                                                                            Address:  900 Third Avenue 33rd floor
                                                                            New York, NY 10022

--------------------------- --------------------- ------------------------- ---------------------------------------------------
         Ishay Davidi*               Israeli             Chief Executive    Chief Executive Officer and Director in (i) First
                                                    Officer and Director    Israel Mezzanine Investors Ltd., the Managing
                                                                            General Partner of the Mezzanine Fund, and in
                                                                            (ii) FIMI 2001 Ltd., the Managing General Partner
                                                                            of the FIMI Opportunity Fund

--------------------------- --------------------- ------------------------- ---------------------------------------------------
        Amnon Goldsmidt              Israeli                Director        Senior Executive Vice President in Israel
                                                                            Discount Bank Ltd.

--------------------------- --------------------- ------------------------- ---------------------------------------------------
         Robert Joyal                 U.S.                  Director        Retired. Former President,  Babson Capital
                                                                            Management LLC.
                                                                            Address:
                                                                            One Memorial Drive
                                                                            Cambridge, MA 02142

--------------------------- --------------------- ------------------------- ---------------------------------------------------
          Gillon Beck                Israeli             Senior Partner     Senior Partner in FIMI 2001 Ltd.

--------------------------- --------------------- ------------------------- ---------------------------------------------------
          Yarom Oren                 Israeli             Senior Partner     Senior Partner in FIMI 2001 Ltd.

--------------------------- --------------------- ------------------------- ---------------------------------------------------
         Chelly Pardo                Israeli        Partner in charge of    Partner in charge of Investors Relations of FIMI
                                                     Investors Relations    2001 Ltd.
--------------------------- --------------------- ------------------------- ---------------------------------------------------





*Mr. Davidi indirectly owns more than 50% of the outstanding capital of FIMI
  2001 Ltd. He is also the Chief Executive Officer, a director, and a shareholder of First Israel Mezzanine Investors Ltd., which serves as the managing partner of The Israel Mezzanine Fund, L.P. and The Israel Mezzanine Fund (In Israel) Limited Partnership (collectively with The Jordan (Bermuda) Investment Company Ltd., the "Fund"). The Fund, together with the Bank, holds a convertible debenture of the Company in the principal amount of approximately $4.7 million, which is convertible into 248,450 Shares. Mr. Davidi disclaims beneficial ownership of the Shares beneficially owned by FIMI 2001 Ltd. and by the Fund.

                                   APPENDIX B

                Directors and Executive Officers of FIMGold Ltd.

     The name, business or residence address, principal occupation and name, address and business of employer of each controlling shareholder, executive officer and director of FIMGold Ltd. are set forth below. The business address of each is as set forth elsewhere in this Schedule 13D.


---------------------------------- ------------------ --------------------------- ---------------------------------------------
            Name & Address              Citizenship          Position with                  Current Principal Occupation
                                                             FIMGold Ltd.

---------------------------------- ------------------ --------------------------- ---------------------------------------------

            Dan Goldstein                 Israeli                Director         Chairman and Chief Executive Officer of the
                                                                                  Company

---------------------------------- ------------------ --------------------------- ---------------------------------------------
            Gad Goldstein                 Israeli                Director         President of the Company

---------------------------------- ------------------ --------------------------- ---------------------------------------------
             Ishay Davidi                 Israeli                Director         Chief Executive Officer and Director in
                                                                                  (i) First Israel Mezzanine Investors Ltd.,
                                                                                  the Managing General Partner of the
                                                                                  Mezzanine Fund, and in (ii) FIMI 2001 Ltd.,
                                                                                  the Managing General Partner of the FIMI
                                                                                  Opportunity Fund

---------------------------------- ------------------ --------------------------- ---------------------------------------------
              Yarom Oren                  Israeli                Director         Partner in First Israel Mezzanine Investors
                                                                                  Ltd. FIMI 2001 Ltd.
---------------------------------- ------------------ --------------------------- ---------------------------------------------

